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                                                                EXHIBIT 99(c)(6)


                              [HUNTSMAN PACKAGING LETTERHEAD]


                                    April 5, 1998

Board of Directors
Blessings Corporation
Bowles Hollowell Conner & Co.
227 West Trade Street
Charlotte, North Carolina 28202

Ladies and Gentlemen:

          Reference is made to that certain letter dated March 29, 1998 (the "First Extension Letter"), extending the Original Proposal by Huntsman Packaging Corporation ("Huntsman Packaging") to acquire all of the outstanding stock of Blessings Corporation ("Blessings"), pursuant to the terms and conditions set forth in that certain letter dated March 20, 1998 from Huntsman Packaging to you (the "Original Letter"). As a result of the progress we have made toward the execution of a definitive merger agreement and associated documents, Huntsman Packaging does hereby agree that the Original Proposal shall remain in effect until 11:59 p.m., Eastern Daylight Time, April 11, 1998 (the "Expiration Date"). Such extension is subject to each of the conditions set forth in the First Extension Letter.

          Our proposal contained in this letter shall remain in effect until 10:00 a.m. Mountain Daylight Time Monday, April 6, 1998.

          IN WITNESS WHEREOF, this letter is executed and delivered as of the date first set forth above.

                              HUNTSMAN PACKAGING CORPORATION

                              By: /s/ Ronald G. Moffitt
                                 ---------------------------
                              Name: Ronald G. Moffitt
                              Title: Senior Vice President and General Counsel

Acknowledged, Accepted and Agreed to
this 6th day of April, 1998.

BLESSINGS CORPORATION

By: /s/ John W. McMackin
   ---------------------------
Name: John W. McMackin
Title: Chairman of the Board